Exhibit 99.19

Rio Tinto plc
Transactions in Own Shares
17 March 2006

Rio Tinto plc announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of 10p each, which were previously held as treasury shares.

Date of transfer:	17 March 2006
Number of ordinary shares transferred:	22,221
Highest transfer price per share:	1458.6p
Lowest transfer price per share:	1263p

Following the above purchase, Rio Tinto plc holds 10,964,724 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,061,270,483.

Rio Tinto plc today acquired through JPMorgan Cazenove Limited 200,000 of its ordinary shares at an average price of 2754.5427 pence per ordinary share. The purchased shares will all be held as treasury shares.

Following the above purchase, Rio Tinto plc holds 11,164,724 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,061,070,483.

For further information, please contact:

Investor Relations
Nigel Jones
Office: +44 (0) 20 7753 2401
Mobile: +44 (0) 7917 227 365

Secretarial Department
Matthew Whyte
Office: +44 (0) 20 7753 2317

Website: www.riotinto.com